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SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2003
165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __Jan 1 2002__ AND ENDING __Dec 31, 2002__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First National Investments

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1931-35 South Elizabeth St.
(No. and Street)

Kokomo   IN   46902
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amy Karns (765) 236-4108
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek
(Name – if individual, state last, first, middle name)

3815 River Crossing, Ste 300   Indianapolis   IN   46240-0977
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Amy Karns__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __First National Investments__ , as of __Dec 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

$\overline{\qquad\qquad Amy\ L\ Karns \qquad\qquad}$
Signature

$\overline{\qquad Secretary\ Treasurer \qquad}$
Title

$\overline{\qquad\qquad\qquad\qquad}$
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST NATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
December 31, 2002 and 2001

FIRST NATIONAL INVESTMENTS, INC.
Kokomo, Indiana

FINANCIAL STATEMENTS
December 31, 2002 and 2001

CONTENTS



REPORT OF INDEPENDENT AUDITORS

Board of Directors
First National Investments, Inc.
Kokomo, Indiana

We have audited the accompanying statements of financial condition of First National Investments, Inc. as of December 31, 2002 and 2001 and the related statements of income, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First National Investments, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 13, 2003

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Due from banks	$ 179,190	$ 120,574
Money market deposits with clearing broker	317,623	214,419
Total cash and cash equivalents	496,813	334,993
Office furniture and fixtures, at cost, less		
accumulated depreciation of $66,595 and $73,128 in 2002 and 2001	-	6,533
Other assets	1,840	2,332
	$ 498,653	$ 343,858
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 66,996	$ 55,977
Shareholder's equity		
Common stock, $1 par value; 1,000 shares authorized		
and outstanding	1,000	1,000
Additional paid-in capital	302,977	302,977
Retained earnings (accumulated deficit)	127,680	(16,096)
	431,657	287,881
	$ 498,653	$ 343,858

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF INCOME
Years ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 845,060	$ 608,613
Interest	3,203	2,111
	848,263	610,724
Expenses		
Compensation and related expenses	511,945	305,984
Clearing fees and exchange charges	137,701	108,668
Equipment	9,420	8,460
Professional fees and licenses	13,905	8,290
Telephone	4,302	4,746
Other operating expenses	27,214	19,964
	704,487	456,112
Net income	$ 143,776	$ 154,612

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2002 and 2001

	Common Stock	Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance, January 1, 2001	$ 1,000	$ 251,000	$ (170,708)	$ 81,292
2001 net income	-	-	154,612	154,612
Capital contribution (Note 1)	-	51,977	-	51,977
Balance, December 31, 2001	1,000	302,977	(16,096)	287,881
2002 net income	-	-	143,776	143,776
Balance, December 31, 2002	$ 1,000	$ 302,977	$ 127,680	$ 431,657

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 143,776	$ 154,612
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	6,533	8,000
Change in other assets	492	19,979
Change in accounts payable and accrued expenses	11,019	40,190
Net cash from operating activities	161,820	222,781
Cash flows from financing activities		
Capital contributions, net (Note 1)	-	37,444
Net cash from financing activities	-	37,444
Net change in cash and cash equivalents	161,820	260,225
Cash and cash equivalents at beginning of period	334,993	74,768
Cash and cash equivalents at end of period	$ 496,813	$ 334,993

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: First National Investments, Inc. (Company) is a wholly-owned subsidiary of First National Bank & Trust Company (FNBT), a wholly owned subsidiary of Hasten Bancshares, an Indiana bank holding company. The Company is a registered securities broker/dealer. The Company has one primary location in Kokomo, Indiana, but serves customers throughout central Indiana by virtue of its association with FNBT. It operates as an introducing broker using the services of another broker, Raymond James and Associates, Inc., for clearing investment transactions. The primary source of revenue is commission income received from securities transactions. The Company offers stocks, bonds, mutual funds, annuities and other investment products.

During 2001, certain assets of First National Select Investments, an inactive subsidiary of FNBT were transferred to FNBT and subsequently to the Company. This transaction is reflected as a capital contribution during 2001.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on settlement date.

Income Taxes: Hasten Bancshares, the owner of FNBT files using S Corporation status under the Internal Revenue code and similar state income tax regulations. Under these statutes, shareholders reflect the Company's taxable income or loss on their tax returns and no tax benefit or expense is recorded by the Company.

Statement of Cash Flows: Due from bank accounts and the Company's money market investment accounts are considered to be cash equivalents.

(Continued)

NOTE 2 - RELATED PARTY TRANSACTIONS

FNBT provides various managerial and accounting services to the Company without charge and the Company is not charged rent for its primary office location in a building owned by FNBT.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2002 and 2001, the net capital required was $50,000.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2002, the Company had excess net capital and a net capital requirement of $373,965 and $50,000, respectively. Compliance with the net capital rule can have the effect of restricting the payment of cash dividends.

SUPPLEMENTARY INFORMATION

FIRST NATIONAL INVESTMENTS, INC.
SCHEDULES OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2002 and 2001

	2002	2001
Total shareholder's equity	$ 431,657	$ 287,881
Deductions and/or charges		
Net office furniture and fixtures	-	6,533
Other nonallowable assets	1,840	2,332
Net capital before haircuts on securities	429,817	279,016
Haircuts on securities		
Mutual fund investment	5,852	3,788
Net capital	$ 423,965	$ 275,228
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$ 66,996	$ 55,977
Total aggregate indebtedness	$ 66,996	$ 55,977
Percentage of net capital to aggregate indebtedness	632.8%	491.7%
Computation of basic net capital requirement		
Minimum net capital required	$ 50,000	$ 50,000
Net capital	423,965	275,228
Excess net capital	$ 373,965	$ 225,228

FIRST NATIONAL INVESTMENTS, INC.
RECONCILIATION OF AUDITED COMPUTATION OF
NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
December 31, 2002 and 2001

	2002	2001
Net capital, as reported in Part II of the Company's (Unaudited) FOCUS report	$ 424,565	$ 275,228
Net capital per audit	$ 423,965	$ 275,228
Difference in 2002 due to adjustment of haircut on securities	$ (600)	$ 0

FIRST NATIONAL INVESTMENTS, INC.
SCHEDULES OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2002 and 2001

	2002	2001
Credit balances		
Customer securities failed to receive	None	None
Debit balances		
Debit balances in customers' cash margin accounts	None	None
Reserve computation		
Excess of total debits over total credits	None	None
Required deposit	None	None
Amount held on deposit in "Reserve Bank Account"	$ 0	$ 0



CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
First National Investments, Inc.
Kokomo, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of First National Investments, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First National Investments, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 13, 2003